FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001- 16583

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Brands, Inc. 401(k) Plan

Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.

1170 Peachtree Street, NE

Suite 2400

Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Audited Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008

Notes to Financial Statements

Supplemental Schedule

2.	Exhibits

The following exhibit is filed with this report:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009	By:	Acuity Brands, Inc. Plan Administrator

	By:	/s/ Vernon J. Nagel
	Name:	Vernon J. Nagel
	Title:	Chairman, President and Chief Executive Officer

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans

Audited Financial Statements and Supplemental Schedule

At December 31, 2008 and 2007 and for the year ended December 31, 2008

Report of Independent Registered Public Accounting Firm

Members of the Investment Committee

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2008 and 2007, and the changes in the net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 25, 2009

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2008

Plan No.	Plan Name	Plan Interest in Acuity DC Trust at Fair Value	Participant Loans	Excess Contributions Payable	Net Assets at Fair Value	Valuation Adjustment*	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust
033	Acuity Brands, Inc. 401(k) Plan	$142,621,053	$2,246,215	$(11,818)	$144,855,450	$1,601,936	$146,457,386	83.5%
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	1,942,723	58,086	—	2,000,809	28,573	2,029,382	1.2%
069	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	8,022,091	523,557	—	8,545,648	122,578	8,668,226	4.9%
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	16,919,245	1,007,333	—	17,926,578	378,683	18,305,261	10.4%

See accompanying notes.

*	Represents adjustment from fair value to contract value for interest in the Acuity DC Trust relative to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2007

Plan No.	Plan Name	Employer Contributions Receivable	Participant Contributions Receivable	Plan Interest in Acuity DC Trust at Fair Value	Participant Loans	Excess Contributions Payable	Net Assets at Fair Value	Valuation Adjustment*	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust
033	Acuity Brands, Inc. 401(k) Plan	$227,227	$464,760	$199,243,805	$2,595,740	$(3,731)	$202,527,801	$(404,908)	$202,122,893	85.2%
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	479	6,144	2,588,217	103,679	—	2,698,519	(6,966)	2,691,553	1.1%
069	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	6,432	6,953	10,877,528	401,553	—	11,292,466	(28,016)	11,264,450	4.8%
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	21,091	27,248	20,269,106	819,313	—	21,136,758	(100,169)	21,036,589	8.9%

See accompanying notes.

*	Represents adjustment from fair value to contract value for interest in the Acuity DC Trust relative to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Plan No.	Plan Name	Net Assets Available for Benefits at January 1, 2008	Employer Contributions	Participant Contributions	Benefit Payments	Net Investment Loss from Acuity DC Trust	Net Assets Available for Benefits at December 31, 2008
033	Acuity Brands, Inc. 401(k) Plan	$202,122,893	$3,947,735	$10,504,357	$(27,699,485)	$(42,418,114)	$146,457,386
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	2,691,553	25,229	390,392	(595,542)	(482,250)	2,029,382
069	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	11,264,450	283,230	309,059	(879,238)	(2,309,275)	8,668,226
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	21,036,589	528,259	662,550	(1,305,122)	(2,617,015)	18,305,261

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements

December 31, 2008

1. Description of the Plans

General

The financial position of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (collectively, the “Plans”) is included in the accompanying financial statements. The assets of the Plans other than participant loans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.

Effective January 1, 2008, all plans were amended and restated. The names of three of the plans were changed at the time of restatement as follows: Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees became Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees; Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees became Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees; and Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement became Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement. Since then, the following plan amendments have been executed:

Acuity Brands, Inc. 401(K) Plan amendment No.1 added installments as an optional form of benefit; eliminated any required minimum amount for the making of a hardship or after-tax contribution withdrawal; and allowed for in-service withdrawals from rollover contributions or upon attainment of age 59 1/ 2; and eliminated annuity optional forms of benefits. Amendment No.2 was related to post-severance compensation pursuant to the final regulations under Section 415 of the Internal Revenue Code (Code) and increased the maximum percentage a participant may contribute to the Plan on a before-tax basis. Amendment No.3 clarified plan document language; no substantive changes were made to the plan.

Acuity Brands Lighting, Inc. 401(K) Plan for Hourly Employees amendment No.1 added installments as an optional form of benefit; eliminated any required minimum amount for the making of a hardship or after-tax contribution withdrawal; and allowed for in-service withdrawals from rollover contributions or upon attainment of age 59 1/2. Amendment No.2 permitted members of the IBEW 613 union to participate in the Plan. Amendment No.3 was related to post-severance compensation pursuant to the final regulations under Section 415 of the Code. Amendment No.4 clarified plan document language; no substantive changes were made to the plan.

Holophane Division of Acuity Brands Lighting 401(K) Plan for Hourly Employees amendment No.1 permitted all Plan participants to make hardship withdrawals and eliminated any required minimum amount for the making of hardship withdrawals. Amendment No.2 was related to post-severance compensation pursuant to the final regulations under Section 415 of the Code and increased the maximum percentage a participant may contribute to the Plan on a before-tax basis. Amendment No.3 clarified plan document language; no substantive changes were made to the plan.

Holophane Division of Acuity Brands Lighting 401(K) Plan for Hourly Employees Covered by a Collective Bargaining Agreement amendment No.1 permitted all Plan participants to make hardship withdrawals and eliminated any required minimum amount for the making of hardship withdrawals. Amendment No.2 was related to post-severance compensation pursuant to the final regulations under Section 415 of the Code. Amendment No.3 clarified plan document language ; no substantive changes were made to the plan.

Refer to the respective summary plan description or plan agreement for additional information about the Plans’ eligibility, funding, allocation, vesting, and benefit provisions.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Eligibility and Forfeitures

Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, union and non-union hourly employees of Acuity Brands, Inc. and its subsidiaries (“the Company”). Employees of certain unions who have elected not to participate in such Plans and foreign employees of the Company are not eligible to participate.

Employees have immediate eligibility upon attaining the age requirement. The Plans further provide that forfeitures of Employer contributions may be used to pay plan administrative expenses or Employer contributions.

In the event of the cessation of operation of a plant, or the discontinuance of a segment of the Company’s business, plan participants shall automatically become fully vested in Employer contributions upon termination.

Loans

Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan and one residence loan, a loan issued for the purchase of a primary residence, are permitted during a calendar year. The Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement are the only Plans which allow for residential loans.

Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years and residential loans must be repaid within ten years.

Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.

Administration

Administration of the Plans is the responsibility of the members of the Company’s Investment Committee, which are designated by the Chairman, President, and Chief Executive Officer of Acuity Brands, Inc. All administrative expenses of the Plans were paid by either the Company or plan forfeitures during the year ended December 31, 2008.

Plan Termination

Although the Company intends for the Plans to be permanent, the Plans provide the Company the right to discontinue contributions or to terminate the Plans at any time.

In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.

In October 2008, the Company announced the planned closures of the Austin, Texas and Holophane Utica, Ohio facilities. The closures are scheduled to occur in 2009. As a result, the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees will incur a full Plan termination once both the locations are closed. The Plan termination will cause any unvested accounts to become fully vested and nonforfeitable.

In October 2008, the Company announced a staff reduction of the IBEW union employees at the Holophane Newark, Ohio facility. The staff reduction is scheduled to occur in 2009. As a result, the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement will incur a partial Plan termination following the staff reduction. The partial plan termination will cause any unvested accounts of the IBEW employees affected by the termination to become fully vested and nonforfeitable.

Investment in Parties-In-Interest Common Stock

As of December 31, 2008 and 2007, the percentage of the Acuity DC Trust’s net assets invested in the common stock of Acuity Brands, Inc. was 3.5% and 3.3% respectively.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

Funding Policy

The basis for determining participant (pre-tax) and Employer contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions

Acuity Brands, Inc. 401(k) Plan	1% to 25% of compensation

Matching contribution of 60% of the first 6% of participant compensation.

Supplemental contributions for employees who on December 31, 2002 were active participants in the Acuity Brands, Inc. Pension Plan, which was frozen on that date are made at the end of each plan year to eligible participants who are non-highly compensated employees and who are employed on the last day of the plan year.

Effective June 1, 2006, automatic enrollment was implemented for all new hires at 3% deferral.

Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation

Plan provides that the matching contribution for hourly employees of Hydrel and Lithonia will be equal to 25% of the first 15% of a participant’s contributions.

Teamsters Local Union 673 – Midwest Regional Warehouse employees received an employer contribution equal to $.09 per hour worked in 2008 regardless of whether they made participant deferrals to the plan.

Employees at all other locations participating in the plan do not receive an employer contribution.

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	1% to 25% of compensation

Employees of Utica, Ohio hired on or after December 1, 2001 – 60% of participant contribution up to 6% of compensation.

Employees of Metal Optics – 50% of participant contribution up to 6% of compensation.

All other employees of Holophane – 33% of participant contribution up to 6% of compensation, plus a discretionary basic contribution of 5% of annual compensation.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

Funding Policy (continued)

Plan Name	Participant Contributions	Employer Contributions
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation

IBEW Local 1853 – Effective April 1, 2003 the basic additional contribution was increased to 5% of annual compensation. Participating employees hired prior to December 16, 2001 receive match of 30% of the first 5% of compensation, plus basic 5% of annual compensation. Participating employees hired on or after December 16, 2001 receive a matching contribution of 50% of the first 6% of compensation.

AFGWU Local Nos. 4, 105 and 525 – Effective August 8, 2007, for participating employees hired prior to August 5, 2002, 30% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 receive a matching contribution of 60% of the first 6% of participant deferrals. Prior to August 8, 2007, for participating employees hired prior to August 5, 2002, 25% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 receive a matching contribution of 50% of the first 6% of compensation.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounts of the Plans are maintained by the trustee, Merrill Lynch National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.

Investments

The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.

Investments of the Acuity DC Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Please see Notes 3 and 8 for further discussion of fair value measurements.

The Acuity DC Trust holds investments in synthetic guaranteed investment contracts (“synthetic GICs” or “wrap contracts”) as part of the Stable Value Fund. The synthetic GICs each hold a diversified portfolio of investment contracts backed by high-quality bonds including corporate bonds, mortgage-backed securities, asset-backed securities, government securities, or units of collective trust funds holding corporate and government bonds. Bonds or units of collective trust funds are held in the name of the Acuity DC Trust. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts’ underlying holdings. As required by FSP AAG INV-1 and SOP 94-4-1, the investments in synthetic GICs deemed to be fully benefit responsive are presented at fair value on the Statements of Net Assets Available for Benefits in the column Plan Interest in Acuity DC Trust. An adjustment column has also been included in the Statements of Net Assets Available for Benefits so that ending value of the synthetic GICs are recorded at contract value in the Net Assets Available for Benefits.

Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying investments being managed. The minimum crediting rate is 0%.

Certain events limit the ability of the Plans to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuer, (2) bankruptcy of the Plans’ sponsor or other Plans’ sponsor events which cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Acuity Brands does not believe that the occurrence of any event limiting the Plans’ ability to transact at contract value with members is probable.

The contract issuers can only terminate the contract under very limited circumstances, such as Acuity Brands or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Acuity Brands does not believe it is likely that the contracts will be terminated.

The average yield of the Stable Value Fund based on actual earnings was approximately 4.26% and 5.00% at December 31, 2008 and 2007, respectively. The average yield credited to members reflecting all investments in the Stable Value Fund was approximately 4.19% and 4.99% at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the fair values of the underlying assets of the synthetic GICs were $55,663,879 and $55,127,633, respectively, and the values of the wrap contracts and book valuation adjustments included in the Acuity DC Trust were $2,193,854 and ($540,059).

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3. Acuity DC Trust

The Acuity DC Trust is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and distributed among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Trust. The fair value of net assets of the Acuity DC Trust is presented below as of December 31, 2008 and 2007.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust (continued)

		Plans’ Percentage Interest
	2008	Plan	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 069	No. 070
Mutual Funds
Vanguard S & P 500 Index	$17,713,767	89.39%	1.66%	3.46%	5.49%
American Century Equity Income	12,526,841	88.13%	0.58%	5.56%	5.73%
T. Rowe Price Mid Cap Growth	9,831,620	82.80%	0.61%	5.57%	11.02%
Templeton Foreign	6,724,828	90.86%	0.58%	3.53%	5.03%
CRM Mid Cap Value	6,495,117	91.10%	0.63%	3.55%	4.72%
Vanguard Explorer	5,630,237	85.95%	0.85%	4.63%	8.57%
T Rowe Price Growth Stock	5,072,491	85.48%	0.90%	4.65%	8.97%
Northern Small Cap Value	4,622,506	90.91%	0.90%	4.66%	3.53%

Total Mutual Funds	68,617,407

Self-Directed Brokerage Accounts
Money Market Fund	1,798,637	99.53%	—	0.21%	0.26%
Corporate Bonds	29,590	100.00%	—	—	—
Mutual Funds	461,239	100.00%	—	—	—
Common Stocks	2,248,116	86.68%	—	1.76%	11.56%

Total Self-Directed Brokerage Accounts	4,537,582

Common Stock Fund
Acuity Brands Stock	5,959,738	93.56%	1.41%	3.10%	1.93%

Total Common Stock	5,959,738

Common/Collective Trusts
Dow Jones Target Today Fund	3,381,077	74.47%	1.96%	9.34%	14.23%
Dow Jones Target 2025 Fund	12,702,870	91.14%	1.36%	2.99%	4.51%
Dow Jones Target 2045 Fund	2,880,353	88.06%	0.65%	6.76%	4.53%
Dow Jones Target 2015 Fund	3,051,405	87.78%	2.22%	2.98%	7.02%
Dow Jones Target 2035 Fund	3,883,283	85.56%	1.51%	7.01%	5.92%
SSGA Bond Index	7,326,376	92.84%	0.92%	2.96%	3.28%

Total Common/Collective Trusts	33,225,364

Synthetic GIC Fund
INVESCO Stable Value	57,102,683	75.15%	1.34%	5.75%	17.76%

Total Investments	169,442,774

Accrued Investment Income	3,748
Adjustments for pending trades	81,080

Total Assets	169,527,602

Accrued expenses and other	(22,490)

Net Assets at fair value	169,505,112

Valuation Adjustment	2,131,770

Net Assets of the Acuity DC Trust	$171,636,882

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust (continued)

		Plans’ Percentage Interest
	2007	Plan	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 069	No. 070
Mutual Funds
Vanguard S & P 500 Index	$30,780,807	89.68%	1.64%	3.54%	5.14%
American Century Equity Income	18,360,054	89.42%	0.60%	5.10%	4.88%
T. Rowe Price Mid Cap Growth	17,607,952	82.98%	0.65%	6.32%	10.05%
Templeton Foreign	14,592,732	92.51%	0.35%	3.40%	3.74%
CRM Mid Cap Value	11,969,491	92.13%	0.39%	3.80%	3.68%
Vanguard Explorer	9,585,962	85.07%	1.36%	5.21%	8.35%
T Rowe Price Growth Stock	8,631,258	85.24%	1.15%	5.16%	8.45%
Northern Small Cap Value	6,675,302	90.40%	0.73%	5.40%	3.48%

Total Mutual Funds	118,203,558

Self-Directed Brokerage Accounts
Money Market Fund	1,326	—	—	100.00%	—
Mutual Funds	4,255,119	93.99%	—	0.20%	5.81%
Common Stocks	2,784,461	92.29%	—	4.50%	3.21%

Total Self-Directed Brokerage Accounts	7,040,906

Common Stock Funds
Zep Stock Fund Frozen	975,669	92.30%	1.24%	4.18%	2.28%
Acuity Brands Stock	7,734,834	93.15%	1.51%	3.45%	1.89%

Total Common Stock	8,710,503

Common/Collective Trusts
Dow Jones Target Today Fund	4,081,553	74.27%	1.86%	11.31%	12.56%
Dow Jones Target 2025 Fund	18,302,162	90.84%	1.79%	3.01%	4.36%
Dow Jones Target 2045 Fund	4,122,911	86.49%	0.72%	7.91%	4.87%
Dow Jones Target 2015 Fund	3,845,072	88.75%	1.86%	3.07%	6.32%
Dow Jones Target 2035 Fund	5,992,723	85.79%	1.41%	7.81%	4.99%
SSGA Bond Index	6,081,570	92.58%	0.54%	3.00%	3.89%

Total Common/Collective Trusts	42,425,991

Synthetic GIC Fund
INVESCO Stable Value	56,482,538	74.97%	1.29%	5.19%	18.55%

Total Investments	232,863,496

Accrued Investment Income	130,726
Adjustments for pending trades	49,786

Total Assets	233,044,008

Accrued expenses and other	(65,352)

Net Assets at fair value	232,978,656

Valuation Adjustment	(540,059)

Net Assets of the Acuity DC Trust	$232,438,597

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust (continued)

The following investments are the components of the synthetic GICs:

DC Plans Master Trust Stable Value Fund

Contract Issuer	Security	2008 Fair Value	2008 Valuation Adjustment	2008 Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short Term Bond	$6,850,624	$260,945	$7,111,569
Monumental	IGT MxMGR Core	8,442,298	402,525	8,844,823
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	13,292,528	493,856	13,786,384
Pacific Life Insurance	IGT MxMGR Int G/C	9,884,079	354,940	10,239,019
Rabobank Nederland	IGT MxMGR Int G/C	10,409,175	371,814	10,780,989
State Street Bank	IGT INVESCO Short Term Bond	6,785,175	247,690	7,032,865

Subtotal		55,663,879	2,131,770	57,795,649

Wrap Contracts		62,084	—	62,084

Cash
State Street Bank	Cash	1,376,720	—	1,376,720

Total		$57,102,683	$2,131,770	$59,234,453

Contract Issuer	Security	2007 Fair Value	2007 Valuation Adjustment	2007 Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short Term Bond	$7,097,505	$(63,322)	$7,034,183
Monumental	IGT MxMGR Core	8,434,056	(6,566)	8,427,490
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	13,334,598	(164,087)	13,170,511
Rabobank Nederland	IGT MxMGR Int G/C	9,883,703	(120,757)	9,762,946
State Street Bank	IGT INVESCO Short Term Bond	6,437,095	(55,694)	6,381,401
UBS AG	IGT MxMGR Int G/C	9,940,676	(129,633)	9,811,043

Subtotal		55,127,633	(540,059)	54,587,574

Wrap Contracts		—	—	—

Cash
State Street Bank	Cash	1,354,905	—	1,354,905

Total		$56,482,538	$(540,059)	$55,942,479

Investment results of the Acuity DC Trust for the year ended December 31, 2008 are as follows:

Interest income	$2,373,560
Net depreciation in fair value of common stock (quoted market prices)	(1,295,430)
Net investment loss from common/collective trust funds (quoted redemption values)	(9,040,479)
Net investment loss from mutual funds (quoted market prices)	(39,864,305)

Investment Results	$(47,826,654)

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust (continued)

In accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS No. 157”), Acuity Brands determines a fair value measurement based on the assumptions a market participant would use in pricing an asset or liability. SFAS No. 157 established a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect Acuity Brands’ best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).

The following table presents information about the Acuity DC Trust’s assets as of December 31, 2008:

		Fair Value Measurements as of December 31, 2008
Assets	Fair Value as of December 31, 2008	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$68,617,407	$68,617,407	$—	$—

Self-Directed Brokerage Accounts	4,537,582	4,537,582	—	—

Common Stock	5,959,738	5,959,738	—	—

Common/Collective Trusts	33,225,364	—	33,225,364	—

103-12 Investment Entities	55,663,879	—	55,663,879	—

Wrap Contracts	62,084	—	—	62,084

Stable Value Fund Cash	1,376,720	1,376,720	—	—

	$169,442,774

The table below presents a summary of changes in the fair value of the Acuity DC Trust’s Level 3 assets for the year ended December 31, 2008:

Year ended December 31, 2008
Wrap Contracts

Balance, beginning of year	$—

Realized gains/(losses)	—

Unrealized gain relating to instruments still held at the reporting date	62,084

Purchases, sales, issuances, and settlements, net	—

Balance, end of year	$62,084

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

4. Income Tax Status

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the Code and therefore, the related Trust is exempt from taxation. Subsequent to these determinations by the Internal Revenue Service, the Plans were amended and/or restated. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualification. The Plan sponsor indicated that it will take the necessary steps, if any, to bring the Plans’ operations into compliance with the Code.

5. Benefits Payable

The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Plan No.	Plan Name	2008	2007
033	Acuity Brands, Inc. 401(k) Plan	$—	$111,133

These benefit payments represent a reconciling item between the financial statements and Form 5500. An additional reconciling item is related to the difference between the carrying value of synthetic GICs in the financial statements (contract value) and Form 5500 (fair value) in the amount of $2,131,770. The Form 5500 has not yet been finalized. As such, the differences may vary. However, these differences are not expected to be material.

6. Excess Contributions Payable

As of December 31, 2008 and 2007, liabilities for excess contributions for the Acuity Brands, Inc. 401(k) Plan (Plan No. 033), as defined by the Code, were $11,818 and $3,731, respectively.

7. Risks and Uncertainties

The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Fair Value Measurements

In accordance with SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”), Acuity Brands determines a fair value measurement based on the assumptions a market participant would use in pricing an asset or liability. Investments of the Acuity DC Trust, including guaranteed investment contracts (“GICs”), are stated at fair value, as determined by the trustee from quoted market prices in an active market, quoted redemption values, or as determined by the Investment Manager using generally accepted valuation procedures for GICs. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

The fair value of wrap contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of a wrap contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

The following table presents information about the Plans’ assets as of December 31, 2008:

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

8. Fair Value Measurements (continued)

				Fair Value Measurements as of December 31, 2008
Plan No.	Plan Name	Assets	Fair Value as of December 31, 2008	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
033	Acuity Brands, Inc. 401(k) Plan	Participant Loans	$2,246,215			$2,246,215
		Investment in Master Trust	142,621,053

			144,867,268

067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Participant Loans	58,086			58,086
		Investment in Master Trust	1,942,723

			2,000,809

069	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	Participant Loans	523,557			523,557
		Investment in Master Trust	8,022,091

			8,545,648

070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees covered by a Collective Bargaining Agreement	Participant Loans	1,007,333			1,007,333
		Investment in Master Trust	16,919,245

			$17,926,578

The table below presents a summary of changes in the fair value of the Plans’ level 3 assets for the year ended December 31, 2008:

		Year ended December 31, 2008
Plan No.	Plan Name	Balance, Beginning of Year	Purchases, sales, issuances, and settlements, net	Balance, End of Year
033	Acuity Brands, Inc. 401(k) Plan	$2,595,740	$(349,525)	$2,246,215

067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	103,679	(45,593)	58,086

069	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	401,553	122,004	523,557

070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees covered by a Collective Bargaining Agreement	819,313	188,020	1,007,333

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Current Value
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	5.00% to 9.50% (various maturity dates)	$2,246,215
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	5.00% to 9.25% (various maturity dates)	58,086
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	069	58-2632672	Participant Loans	5.00% to 9.25% (various maturity dates)	523,557
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	5.00% to 9.25% (various maturity dates)	1,007,333

*	Represents a party in interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.